Minefinders Corporation Ltd.

Management Discussion and Analysis

December 31, 2005

This discussion is for the year ended December 31, 2005, with comparisons to 2004 and 2003. Unless otherwise noted, all information is current to March 14, 2006, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the Company’s Consolidated Financial Statements for the year ended December 31, 2005 (the “Financial Statements”) and should be read together with those Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2005 (the “Annual Information Form” or “AIF”) is available on SEDAR at www.sedar.com

Reporting Currency

Effective January 1, 2004 the Company changed its reporting currency from the Canadian dollar to the United States dollar. The Financial Statements, including the comparative figures for 2004 and 2003, have been prepared and presented as if this new policy had always been in place. The discussion and analysis in this document has been presented in the same way.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) (see “Summary of Significant Accounting Polices” and Note 1 to the Financial Statements) which differs in certain material respects from US Generally Accepted Accounting Principles (“U.S. GAAP”). Differences between Canadian GAAP and U.S. GAAP applicable to the Company are described in Note 9 to the Financial Statements.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted the revised Canadian accounting standards for stock option compensation expense of CICA Handbook Section 3870, and adjusted previously published numbers to include the effects of this change in the comparative numbers for 2003 that are included in the Financial Statements.

Stock option compensation expense is charged either to the Consolidated Statements of Loss and Deficit or to Mineral Properties and Deferred Exploration Costs, in accordance with the nature of the services provided by the person who receives the stock option. The award of stock options does not require the use of cash by the Company; the fair value of the options is expensed as described, and a similar amount is added to Contributed Surplus in the Shareholders’ Equity section of the Consolidated Balance Sheets.

If a stock option is exercised, the Company receives the full option price at that time. In valuing options, management makes certain subjective assumptions including but not limited to the expected interest rates and stock price volatility (see Note 8 to the Financial Statements). While management has used its best efforts to assess these future values, the fair value of options as determined by management is highly subjective and meaningful only if the valuation input factors are actually experienced.

The Company adopted this policy of recording the fair value on all options granted (including options granted to employees) for reporting under U.S. GAAP (Statement of Financial Accounting Standard No. 123R, “Share-Based Payment”) at the same time. As a result, there are now no accounting differences between Canadian GAAP and U.S. GAAP in the calculated expense arising from the issuance of stock options. However, readers should remain aware that significant amounts of stock option expense have been and in the future may be charged to “Deferred Exploration Costs”, which in Canada are shown as a balance sheet asset and in the United States are written off as they are incurred. Prior to the initial adoption of the stock option compensation standard under Canadian GAAP, the Company disclosed the accounting differences between Canadian and US GAAP for the calculation of compensation expense for options granted to non-employees in the note to the financial statements.

Forward Looking Statements

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form.

Overview

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico and the United States, and measures its success through the growth in its mineral resources at a reasonable finding cost, and in obtaining external funding for exploration and development of its mineral properties. All of the Company’s mineral properties are in the exploration or development stage. The Company has no current revenue except interest income and continues to incur negative cash flows from operations.

Recently, management has been successful in outlining a valuable and expanding resource at its main project, Dolores, in the State of Chihuahua, Mexico. The Company commissioned an independent feasibility study on Dolores and has received a positive recommendation. On February 23, 2006, management was authorized by the Board of Directors to bring the Dolores property into commercial production and to raise the capital required for construction of the mine and ancillary facilities. (see “Proposed Mine at Dolores” and “Capital Resources and Liquidity”)

During the year, the Company continued its exploration activities at its La Bolsa, Real Viejo and Planchas de Plata properties in northern Sonora, Mexico, and conducted drilling programs on two of its three Nevada properties.

Although the Company is in a strong financial position, it will require substantial additional financing to complete development of Dolores. In December 2005, the Company appointed BNP Paribas as the lead arranger of up to $100 million in project financing.

The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company’s ability to demonstrate that it has an economic mineral resource at Dolores.

The gold and silver markets remained strong through mid 2005, then began a steady climb to prices not seen in many years. The Company believes that the gold and silver prices have benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand.

The price of gold was $417 per ounce in December 2003, $435 in December 2004 and $513 in December 2005 (with a high of $537 and low of $411 in 2005). The price of silver also improved from $5.96 per ounce in December 2003, to $6.77 in December 2004, and to $8.83 in December 2005 (with a high of $9.23 and a low of $6.39 in 2005). On March 14, 2006, the London pm fix price for gold was $ 545.80 per ounce and for silver was $10.065 per ounce.

It is not possible to forecast gold and silver price trends and their impact on future results from operations, nor is the Company able to forecast that the project will be financed and achieve commercial production. However the current markets for gold and silver and for precious metals investments are very positive for the Dolores project.

Proposed Mine at Dolores

In February 2006, the Company received a positive, independent feasibility study of its Dolores property, proposing an open-pit mine and cyanide heap leach facility to operate at 18,000 tonnes per day (“tpd”). Initial capital expenditure, at a ± 15% confidence level, is estimated to be approximately $131.7 million, with further capital requirements of $29 million through the proposed 12 year mine life. Total cash costs per ounce (as defined by The Gold Institute) of gold and gold-equivalent silver (based on a 63:1 gold/silver ratio) are estimated to average $237.70 for the life of the mine. The study estimates total production of 72.5 million tonnes of ore at an average grade of 0.84 grams/tonne (“gpt”) gold and 44.5 gpt silver, with a strip ratio of 3.7:1, and a cut-off grade of approximately 0.3gpt determined using  $300 per ounce of gold and $5.00 per ounce of silver. The mine would place 1.95 million troy ounces (“ozs”) of gold and 103.6 million ozs of silver on the heap leach pad and recover 1.445 million ozs of gold and 53.2 million ozs of silver (or 2.29 million ozs of gold equivalent  (“AuEq”)). The project economics indicate a pay back of capital in 3.3 years, an after-tax undiscounted net present value of $276.8 million and an after-tax  internal rate of return of 24.3%.

The Company will complete a new resource model and mine schedule incorporating results of drilling from October 2004 to December 2005 that have not been included in the current study. In addition, the study does not take into account significant high-grade gold mineralization that lies below the proposed pit. Drilling is under way to define and quantify this mineralization with a view to developing a plan for an underground mine if results justify such a course.

Based on the study and other relevant factors, on February 23, 2006 the Board of Directors instructed management to proceed with the construction of an 18,000 tpd open-pit, heap leach mine at Dolores, subject to obtaining necessary permits and required financing. Construction is anticipated to begin in April 2006 with commencement of operations approximately fifteen months later.

After reviewing the cash resources available to the Company, the funding requirements to continue exploration programs on the other Company properties and to meet administrative expenditures for at least the next eighteen months, the Company intends to seek approximately $140 million to fund completion of the project. BNP Paribas has been appointed lead arranger of up to $100 million in bank project finance, and other sources of funds such as equity and convertible debt instruments are also being considered. The funds will be sourced in the ratio that management and the directors decide is most appropriate. There can be no assurance that the funds will be available, but discussions to date have been encouraging.

Operating Activities

The Company recorded a net loss for 2005 of $4.4 million ($0.12 per share), compared with $2.8 million ($0.08 per share) for 2004 and $3.9 million in 2003 ($0.12 per share). Net losses were adversely affected by higher administration and stock option compensation costs in 2004 that were more than offset by a reduced write-off of mineral properties and related exploration costs in 2005, and by higher interest income earned on cash balances in 2004.

Administrative costs increased from $2.974 million in 2003 to $3.401 million in 2004 to $2,953 million in 2005 which included non-cash stock option compensation amounts of $1.148 million, $1.376 million and $685 for each respective year.  The increase is mainly a result of expanding operations and positioning itself for the anticipated step from exploration stage to development and production at the Dolores property.

Accounting and auditing expenses have risen from $0.143 million in 2003 to $0.347 million in 2004 and $0.443 million in 2005. Additional expense was incurred in 2004 in complying with increased regulatory requirements, a trend that has continued in 2005 as the Company has begun its work to become compliant with the internal control provisions of the US Sarbanes-Oxley Act.

Consulting fees increased, primarily in 2004, when an incentive bonus scheme was introduced. Corporate relations expense stabilised in 2004 at $0.485 million, compared to $0.532 million in 2003 as a result of the Company’s efforts to attract new investors, particularly in the United States, by obtaining a listing on the AMEX. In 2005 the Company reviewed its corporate relations expenditures and reduced its costs by a further $0.112 million to $0.373 million.

Office services of $0.547 million in 2005 (2004 - $0.365 million; 2003 - $0.303 million) includes a corporation capital tax assessment of $82,000.

Interest income decreased slightly to $0.937 million in 2005 (2004 - $1.003 million; 2003 - $0.398 million). Increased interest rates were offset by the decline in the principal balances in 2005. The significant increase in 2004 over 2003 was due to the much higher treasury balances throughout that year.

In 2003, the Company’s financial condition improved significantly from prior periods, when $44.4 million was received from the issuance of common shares.

The Company’s financial position at December 31, 2005 remained strong, with $32.409 million in cash and net working capital of $32.26 million (2004 - $41.76 million; 2003 - $45 million).  The principal sources of funds in 2005 were $0.146 from the exercise of stock options and $0.937 in interest income; in 2004, from the exercise of stock options for $1.25 million and interest income of $1.0 million, and from the recovery of value added taxes of $0.9 million; and in 2003, from new share issues of $42.9 million and $1.36 million from the exercise of options and warrants.  The effect of foreign currency exchange rates on cash and cash equivalents for 2005 was gains of $0.99 million; (2004 - $3.03 million; 2003 - $2.56 million), arising from the increase in value of the Canadian dollar. The Company had kept almost all of its funds in Canadian dollars, but in late September 2005, changed about half of its funds into US dollars. As a result and also because the rate of foreign exchange in the relative values of the US and Canadian dollars has slowed down in the fourth quarter, the equivalent exchange gain in 2005 was $0.99 million.

In summary, during 2005 the Company spent $8.874 million on mineral properties and exploration expenses, primarily on Dolores, and $0.277 million on equipment and received cash of $0.146 million from the exercise of stock options.  The net loss for the year was $4,417, and after eliminating items such as amortization, property write-offs and stock option compensation, which do not require the use of cash, and taking into account the effect of net changes in non-cash working capital, resulted in cash used in operating activities of $1.932 million.  As a result, there was a net decrease in the Company’s cash balances of $9.943 million in the year after taking the effect of a foreign exchange gain of $0.994 million into account.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss by quarter (000's)
	Q-1	Q-2	Q-3	Q-4	Year
2005
Loss before the following	$ 401	328	419	356	$ 1,504
Stock option compensation	-	-	659	26	685
Write-off of mineral properties	93	1,664	338	133	2,228
Net loss	$ 494	1,992	1,416	515	$ 4,417
Loss per share	$ 0.01	0.05	0.04	0.02	$ 0.12
2004
Loss before the following	$ 194	382	224	334	$ 1,134
Stock option compensation	-	1,318	-	58	1,376
Write-off of mineral properties	48	41	196	54	339
Net loss	$ 242	1,741	420	446	$ 2,849
Loss per share	$ 0.01	0.05	0.01	0.01	$ 0.08

As the Company was still in the exploration stage at December 31, 2005, variances in its quarterly losses were not affected by sales or production-related factors. Variances in net loss by quarter reflect overall corporate activity and factors which are not recurring each quarter, such as charges for stock-based compensation when options are granted and by significant property write-down that are usually, but not always, recorded in the fourth quarter. Those two expenses have been identified in the table above to show their impact on each quarter.

Outstanding Share Data

As at March 14, 2006 there were 36,746,841 common shares issued and outstanding (December 31, 2005 - 36,641,841) and there were 3,640,000 stock options outstanding (December 31, 2005 -   3,745,000) with exercise prices ranging between Cdn$1.50 and Cdn$12.53 per share, all of which have vested.

Selected Annual Information

The following information is derived from the Financial Statements:

	2005	2004	2003
	(thousands of U.S. dollars except per share data)
Interest income	$ 937	$ 1,003	$ 398
Net loss	4,417	2,849	3,935
Net loss per share, basic and fully diluted	(0.12)	(0.08)	(0.12)
Total assets	88,226	87,592	80,406
Long-term liabilities	-	-	-
Dividends	-	-	-

The above table reflects the increase in interest income derived from the investment of funds received from substantial equity issues in 2002 and 2003.  The net losses for 2005, 2004 and 2003 include charges, respectively, of $0.685 million, $1.376 million and $1.148 million for stock-based compensation expense, and charges, respectively, of $2.228 million, $0.339 million and $1.055 million for properties and exploration expenses written off.  Had these charges not been recorded the net losses would have been $1.504 million in 2005, $1.134 million in 2004 and $1.732 million in 2003.  These adjusted numbers reflect the increasing level of the Company’s activities.

The increases in total assets from year to year are almost entirely accounted for by the appreciation of the Canadian dollar against the U.S. dollar and, to a lesser extent, proceeds of $0.146 million in 2005 (2004- $1.248 million) received upon the exercise of stock options.

The above table does not reflect financial results that are expected to continue; rather, it shows the outcome of specific events, primarily the Company’s exploration success that enabled it to access the equity markets in 2003 for substantial funds in a period when such funds were available because of higher gold and silver prices.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. In 2005 the Company experienced a loss of $0.172 million, up from $0.111 million in 2004 and, down from a loss of $0.303 million in 2003. During 2005 the U.S. dollar decreased 3.35% and the Mexican peso decreased 3.73% against the Canadian dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time.  The Company does not have major commitments to acquire assets in foreign currencies although it has incurred the majority of its exploration costs in foreign currencies. The Company expects that significant expenditures in developing a mine at Dolores will also be denominated in these foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in Canadian funds, if it believes it is prudent to do so; at December 31, 2005 it had US $17.2 million in US dollar denominated bank deposits.

In connection with the anticipated financing of development at the Dolores project, the Company will be required to engage in forward sales of gold and silver or in derivative instruments associated with forward sale transactions.

The Company’s cash equivalents are redeemable after thirty days without penalty and are renewable bank instruments that provide a fixed rate of interest (currently 2.6%) during the term. When renewing a matured instrument, the new interest rate may be higher or lower.

Investment in Mineral Exploration and Development

Net cash expenditures on mineral properties increased during 2005 to $8.874 million, from $6.221 million in 2004 and $5.713 million in 2003. These amounts, as shown in the Consolidated Statements of Cash Flows in the Financial Statements, are after deduction of stock option compensation expense and amortization that was charged to “Deferred Exploration Costs”, and after adjustment for differences in currency exchange rates. The Company has focused its activities on the Dolores property, a development-stage project in northern Mexico, and has conducted a feasibility study demonstrating its economic potential. Of the total expenditures in 2005, 71% was expended on the Dolores project, 22% on properties in northern Sonora and 7% on those in the United States. An audited mineral resource estimate for Dolores was completed in November 2004 by the independent consulting firm of Roscoe Postle Associates Inc. (“RPA”) and filed by the Company with regulatory authorities. (The report may be viewed on SEDAR – www.sedar.ca – or on the Company’s website – www.minefinders.com).  Using a cutoff grade of 0.3 grams of gold per tonne, the total measured and indicated resource, at October 2004, amounted to 101.064 million tonnes containing 2.647 million ounces of gold and 128.179 million ounces of silver. Resource estimates were prepared in compliance with the requirements set out in National Instrument 43-101, which may differ in material respects from requirements established by the United States Securities and Exchange Commission. The feasibility study was based on this estimate (see “Proposed Mine at Dolores”).

The Company conducted drilling and field work on its northern Sonora projects in 2005 at a cost of $2.41 million and on its Clear and Dottie projects in Nevada at a cost of $0.781 million.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company continues to assess its land package with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review in 2005, the Company wrote off $0.246 million of mineral property and deferred exploration costs relating to its projects in Mexico, and $1.982 million related to the Clear and Dottie claims in Nevada. No further programs will be conducted on these properties.

At December 31, 2005, the Company did not have any resource properties that qualified for capitalization under U.S. GAAP. This is the primary difference between Canadian GAAP and U.S. GAAP for the Company, and the effect is to increase the net loss and deficit for 2005, 2004 and 2003 by the amounts of the exploration expenditures capitalized less write-offs recognized under Canadian GAAP, in each of those years. For the purposes of U.S. GAAP, these expenses have been charged to the Consolidated Statement of Loss and Deficit in the period incurred (see Note 9 to the Financial Statements).

Capital Resources and Liquidity

The Company is not adequately funded to continue the development work required to bring the Dolores project into production. The Company has no significant contractual obligations relating to Dolores, except for a “cost plus” contract to build an access road to the proposed mine, which can be cancelled on 30 days notice by either party, and at December 31, 2005 had an estimated cost to completion of $1.3 million, and for property payments and contingent royalty payments that will become payable once production commences (see table below). With continued interest from investors and lending institutions, the Company believes it is well-positioned to secure the capital that will be required for the construction of the Dolores project. The Company proposes to obtain debt financing for part of the Dolores construction costs, and has entered into an agreement with BNP Paribas, a leading international bank, to arrange such financing. While equity markets remain positive to gold developers, the Company is not assured that equity funding will be available at terms suitable to the Company. (see also “Proposed Mine at Dolores”)

The Company plans to expand its exploration and development programs for 2006 on projects other than Dolores, with renewed drilling at its northern Sonora properties and to conduct follow-up drilling at its Gutsy property in Nevada. Expenditures at La Bolsa, Real Viejo and Planchas de Plata are budgeted at $2.05 million and at Gutsy $0.18 million.

Additional drilling at Dolores, to outline additional resources, is budgeted at $4.05 million for 2006, and an additional $1.2 million is budgeted for new ventures.

Program results will be evaluated, with follow-up work and potential additional expenditures to be based on the initial results.

A summary of the Company’s contractual obligations and commitments as at December 31, 2005 is as follows:

Commitments Table (payments due by period) (000’s)

	1 to 3 years	4to 5 Years

Property Payments (a)	$ 300	$50
Operating lease payments (b)	150	-
Contingent royalty payments (c)
Access road to Dolores	1,300
	$1,750	$50

a)

Payments in respect of the Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;

b)

Includes existing leases without extensions;

c)

Royalty payments on the Dolores property consisting of 3.25% of gold, and 2% of silver, net smelter revenues cannot be quantified until the project reaches production.

(see also “Proposed  Mine at Dolores”)

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 8 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP.  The policy is consistent with that of other exploration companies that have not established mineral reserves. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under U.S. GAAP). Management is of the view that its current policy is appropriate for the Company.  Based on annual impairment reviews made by management (or earlier if circumstances warrant), if it is expected that the carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down is charged to operations. A write-down may be required when a property is sold or abandoned, or exploration activity ceases on a property due to unsatisfactory results, or there is insufficient funding to continue exploration of the property.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is depreciated in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings. To date, the Company has not incurred such obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Certain officers and directors of the Company supplied management, administrative, geological and legal services to the Company during 2005 at rates agreed upon by both parties under renewable contracts. Details of these transactions are given in Note 6 to the Financial Statements.

Risks and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form. The Company's financial success is subject to, among other things, fluctuations in gold and silver prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may choose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Note to U.S. Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.